7/1/02

02019306

SECURITIES A... ...SSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-47535

SEC MAIL RECEIVED PROCESSING JUN 27 2002 WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2001 (MM/DD/YY) AND ENDING 4/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

~~Beacon~~ Beacon Group Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

744 St. Julian Place
(No. and Street)

Columbia, South Carolina 29204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacky Stirling (803) 252-0888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lauknight Pietras & Stormer, P.A.
(Name — *if individual, state last, first, middle name*)

Post Office Box 1330 — Columbia, — South Carolina — 29202
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 7/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacky Stirling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Group Financial Securities, Inc., as of April 30, ~~XX~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Required Supplementary Information

Beacon Group Financial Securities Corp.

Year Ended April 30, 2002
with Report of Independent Auditors

Beacon Group Financial Securities Corp.
Financial Statements
and Required Supplementary Information
Year Ended April 30, 2002

Contents

BAUKNIGHT PIETRAS & STORMER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 1330
COLUMBIA, SOUTH CAROLINA 29202
(803) 771-8943

KENNETH H. BAUKNIGHT, CPA
RUSSELL L. BAUKNIGHT, CPA
THOMAS D. PIETRAS, CPA
CHRISTIAN R. STORMER, CPA

1517 GERVAIS STREET
COLUMBIA, SC 29201
FAX: (803) 771-8958

Report of Independent Auditors

The Board of Directors
Beacon Group Financial Securities Corp.
Columbia, South Carolina

We have audited the accompanying statement of financial condition of Beacon Group Financial Securities Corp., a wholly-owned subsidiary of NFP Securities, Inc., as of April 30, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Group Financial Securities Corp. at April 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The required supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Bauknight Pietras + Stormer, P.A.

May 29, 2002

Beacon Group Financial Securities Corp.
Statement of Financial Condition
April 30, 2002

Assets		
Cash and cash equivalents	$	5,217
Restricted cash and cash equivalents		25,755
Commissions receivable		22
Other assets		3,359
Total assets	$	34,353
Liabilities and Stockholder's Equity		
Liabilities:		
Management fees payable	$	3,322
Stockholder's equity:		
Common stock - $1 par value, 100,000 shares authorized, 20 shares issued and outstanding		20
Additional paid-in capital		31,145
Accumulated deficit		(134)
Total stockholder's equity		31,031
Total liabilities and stockholder's equity	$	34,353

See accompanying notes.

Beacon Group Financial Securities Corp.
Statement of Operations
Year Ended April 30, 2002

Revenues:		
Commissions on securities trades, net of clearing charges	$	409,025
Commissions on variable annuity sales		12,248
Interest		673
Other miscellaneous income		1,854
Total revenues		423,800
Expenses:		
Management fees		396,976
Licensing, regulatory fees and costs		2,151
Other miscellaneous expenses		29,855
Total expenses		428,982
Net loss before taxes		(5,182)
Income taxes		--
Net loss	$	(5,182)

See accompanying notes.

Beacon Group Financial Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended April 30, 2002

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance at May 1, 2001	20	$ 20	$ 31,145	$ 5,048	$ 36,213
Net loss	--	--	--	(5,182)	(5,182)
Balance at April 30, 2002	20	$ 20	$ 31,145	$ (134)	$ 31,031

See accompanying notes.

Beacon Group Financial Securities Corp.
Statement of Cash Flows
Year Ended April 30, 2002

Net loss	$	(5,182)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		9,339
Other assets		1,151
Management fees payable		(9,339)
Net cash used in operating activities		(4,031)
Net change in cash and cash equivalents		(4,031)
Cash and cash equivalents, beginning of year		35,003
Cash and cash equivalents, end of year	$	30,972
Analysis of cash and cash equivalents:		
Cash and cash equivalents	$	5,217
Restricted cash and cash equivalents		25,755
	$	30,972

See accompanying notes.

Beacon Group Financial Securities Corp.
Notes to Financial Statements
April 30, 2002

1. Description of Business and Significant Accounting Policies

Beacon Group Financial Securities Corp. (the "Corporation") operates as an introducing broker/dealer under guidelines established by the Securities and Exchange Commission.

The Corporation has contracted with Raymond James & Associates, Inc. to serve as its clearing broker. Under this agreement, Raymond James & Associates, Inc. executes all trades, receives cash and securities from customers and maintains all customer accounts.

During 2001, the majority of the Corporation's customers transferred their accounts to the parent company via Automated Clearing Account Transfer ("ACAT"). All customer accounts have been or were in the process of being transferred to the parent company at year end. Upon completion of all customer transfers, the Corporation intends to withdraw its broker/dealer registration.

The Corporation's customers are located primarily in South Carolina.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission income is recognized on the trade date and is recorded net of clearing charges.

Cash and Cash Equivalents

The Corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash equivalents approximates fair value. Restricted cash and cash equivalents consist of funds on deposit with the clearing broker.

1. Description of Business and Significant Accounting Policies (continued)

Income Taxes

The Corporation's taxable income or losses are included in the consolidated income tax returns of National Financial Partners Corp. Current and deferred income taxes are not allocated to the subsidiary. An income tax provision calculated on a "separate return basis" would not be material to the financial statements.

2. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2002, the Company had defined net capital of $27,634, which was $22,634 in excess of its required net capital of $5,000. The Corporation's ratio of aggregate indebtedness to net capital was approximately 0.12 to 1.

3. Related Party Transactions

Under the terms of a management agreement with a related company, the related party provides all operating expenses, including office accommodations and personnel services to the Corporation. The Corporation is charged a management fee equal to the amount of commission revenue earned, less any necessary business expenditures. Total management fees for fiscal 2002 were $396,976. The Corporation owed the related party $3,322 as of April 30, 2002.

Required Supplementary Information

Beacon Group Financial Securities Corp.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
April 30, 2002

Net capital		
Total stockholder's equity	$	31,031
Deductions and/or charges:		
Nonallowable assets:		
Restricted balances		82
Other deductions		3,300
		3,382
Net capital before haircuts on securities		27,649
Haircuts on securities:		
Other securities		15
Net capital	$	27,634
Aggregate Indebtedness		
Items included in statement of financial condition:		
Payable to related party	$	3,322
Total aggregate indebtedness	$	3,322
Basic net capital requirement		
Minimum (15:1)	$	221
Minimum dollar amount	$	5,000
Greater of the above	$	5,000
Excess net capital	$	22,634
Ratio of aggregate indebtedness to net capital		0.12 to 1

There is no significant difference between net capital as reported above and the amount of net capital, as reported in the Company's Part II (unaudited) FOCUS report. No reconciliation is required.

Schedule II

Beacon Group Financial Securities Corp.
Exemption from Rule 15c3-3 Special Reserve Bank Account Arrangements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission
As of April 30, 2002

The Corporation operates so as to meet the exemption under Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) from the special reserve requirement of Rule 15c3-3.

During the period covered by this report all customer funds and securities were transmitted to the clearing broker/dealer. All customer accounts were maintained and preserved, as required by Securities and Exchange Commission Rules 17a-3 and 17a-4, by the clearing broker/dealer.

BAUKNIGHT PIETRAS & STORMER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 1330
COLUMBIA, SOUTH CAROLINA 29202
(803) 771-8943

KENNETH H. BAUKNIGHT, CPA
RUSSELL L. BAUKNIGHT, CPA
THOMAS D. PIETRAS, CPA
CHRISTIAN R. STORMER, CPA

1517 GERVAIS STREET
COLUMBIA, SC 29201
FAX: (803) 771-8958

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Beacon Group Financial Securities Corp.

In planning and performing our audit of the financial statements of Beacon Group Financial Securities Corp. for the year ended April 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Beacon Group Financial Securities Corp. that we considered relevant to the objective stated in Rule 17a-5(g)(2) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation

Independent Auditors' Supplementary Report on Internal Control (continued)

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at April 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Bankright Pietro + Stormer, P.A.

May 29, 2002